[NVIDIA Letterhead]

February 27, 2009

Via Edgar, Federal Express and Facsimile

Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 3628

100 F Street, N.E.

Washington, DC 20549-3628

Attention:	Song P. Brandon Attorney-Advisor Office of Mergers and Acquisitions

Re:	NVIDIA Corporation Schedule TO-I Filed February 11, 2009 File No. 5-56649

Dear Ms. Brandon:

NVIDIA Corporation (“NVIDIA” or the “Company”) is submitting for filing this letter in response to comments received from the staff of the Securities and Exchange Commission (the “Staff” and the “Commission” respectively) by letter dated February 23, 2009 (the “Comment Letter”) with respect to the Company’s Schedule TO-I referenced above and filed on February 11, 2009 (the “Schedule TO”). On February 12, 2009, NVIDIA filed an amendment to the Schedule TO containing an exhibit that was a transcript of that portion of a Company meeting which related to the Company’s offer to purchase currently outstanding options having an exercise price equal to or greater than $17.50 per share (the “Offer”). NVIDIA has revised the Schedule TO and related exhibits in response to the Staff’s comments and is filing concurrently with this letter a second amendment to the Schedule TO and revised exhibits (the “Amended Schedule TO”) that reflect these revisions and other changes. A copy of the Schedule TO and related exhibits marked to show these revisions has been included with the copies of this response letter delivered to you via overnight courier and facsimile.

The numbered paragraphs below correspond to the numbered comments in the Comment Letter, and the Staff’s comments are presented in bold italics. Page references in the text of this letter correspond to the applicable pages of the Offer to Purchase, as amended (the “Offer to Purchase”). Capitalized terms used but not otherwise defined in this letter have the meanings ascribed to such terms in the Offer to Purchase.

Song P. Brandon, Esq. Securities and Exchange Commission Division of Corporation Finance	Page 2

Schedule TO-I

Item 6. Purposes of the Transaction and Plans or Proposals

1.	We note the disclosure you provide under (c) of this section. It does not appear you have provided similar disclosure in your Offer to Purchase document. In that regard, please revise your Offer to Purchase document to include information set forth in (c) as delivered to security holders. See Rule 13e-4(d)(1) and (e)(1)(ii)(A).

In response to the Staff’s comment, the Company has revised the Offer to Purchase to include the information provided under Item 6(c) of the Schedule TO in a new section titled “17. Corporate Plans, Proposals and Negotiations.” Please see page 19 of the Offer to Purchase. This information is now incorporated by reference into Item 6(c) of the Amended Schedule TO.

Exhibit 99.(a)(1)(A): Offer to Purchase

Cover Page, page i

1.	We note the disclosure on page i where you disclose that “the Offer will not be made to, nor will Eligible Options be accepted for payment under the terms of the Offer from or on behalf of employees” in jurisdictions where the offer would violate applicable law. We also note similar disclosure you have in the section entitled “Forward-Looking Statements; Miscellaneous” on page 20. Please note that the all-holders provision in Exchange Act Rule 13e-4(f)(8) applies equally to U.S. holders as well as non-U.S. holders. Refer to the interpretive guidance in section II.G.1 of SEC Release 33-8957. Please advise us as to how the company is complying with the all-holders provision in Rule 13e-4(f)(8), or revise the disclosure here consistent with that Rule.

The Company acknowledges the Staff’s comment that the all-holders provision in Rule 13e-4(f)(8) applies equally to U.S. and non-U.S. holders. The Company has deleted the disclosure to which the Staff refers in response to the Staff’s comment. Please see pages i and 20 of the Offer to Purchase.

Song P. Brandon, Esq. Securities and Exchange Commission Division of Corporation Finance	Page 3

Acceptance of Options for Purchase and Cancellation; Delivery of Total Payment, page 12

2.	We note the disclosure indicating that “as promptly as practicable” following the offer termination date, you expect to accept all eligible options properly tendered. Rule 14e-1(c) requires that you provide the cash payment in exchange for the options tendered promptly upon expiration of the offer. Please revise and clarify your disclosure accordingly.

In response to the Staff’s comment, the Company has revised the disclosure to indicate that it expects to accept all Eligible Options properly tendered promptly following the offer termination date. Please see page 12 of the Offer to Purchase.

Conditions of the Offer, page 12

3.	We note your disclosure in second full paragraph of this section where you provide that your “failure to exercise any of these rights is not a waiver of any rights. The wavier of any of these rights with respect to particular facts and circumstances is not a waiver with respect to any other facts and circumstances.” This language appears to imply that if a condition is triggered and you fail to assert the condition, you will not lose the right to assert the condition at a later time. Please note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this decision is tantamount to a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and recirculate new disclosure to option holders. In that regard, please confirm your understanding to us that if an offer condition is triggered, you will notify shareholders whether or not you have waived an offer condition.

As requested in the Staff’s comment, the Company confirms to the Staff that it will notify Eligible Participants of whether or not it has decided to waive a condition to the Offer, if it becomes aware that a condition to the Offer has been triggered. In light of the Staff’s comment, the Company has added disclosure to the Offer to Purchase to clarify that the Company will provide such notification. Please see page 14 of the Offer to Purchase.

Song P. Brandon, Esq. Securities and Exchange Commission Division of Corporation Finance	Page 4

Interests of Directors and Officers: Transactions and Arrangements Involving Options, page 15

4.	We note your disclosure in the third full paragraph of this section where you provide that “[n]either NVIDIA, nor, to the best of our knowledge, any of our directors or executive officers, nor any affiliates of us or our directors or executive officers, have engaged in transactions involving Eligible Options during the 60 days prior to the date of this Offer.” (Emphasis added). Please delete the qualifying language, or explain to us why you need to qualify your disclosure with the “to the best of our knowledge” language. Please also apply this comment to similar disclosure you provide under the heading “Interests of Directors and Officers; Transactions and Arrangements Involving Options” on page 15.

In response to the Staff’s comment, the Company has deleted the qualifying language and revised the disclosure. Please see pages 15 and 16 of the Offer to Purchase.

Extension of the Offer, Termination; Amendment, page 17

5.	In the first full paragraph of this section, you reserve the right to extend the offer by “giving oral or written notice” to option holders. We do not believe that orally informing option holders of such a development, without more, satisfies your obligations under the tender offer rules. Please confirm that you will provide appropriate notice through the filing and dissemination of revised offer materials. See Rule 13e-4(c)(3) and (e)(3).

As requested in the Staff’s comment, the Company confirms that it will provide notice of an extension of the Offer to Eligible Participants through filing and dissemination of revised offer materials in accordance with Rules 13e-4(c)(3) and (e)(3). In light of the Staff’s comment, the Company has deleted the statement that it will give Eligible Participants oral notice of an extension of the Offer. Please see page 17 of the Offer to Purchase.

Additional Information, page 19

6.	We note the statement in the last sentence of the first full paragraph under this heading that “[y]ou also may want to review the filings we make with the SEC after the date of the Offer.” Schedule TO does not permit forward-incorporation. To the extent that you wish to incorporate information in future filings into the Schedule TO, you are required to file a Schedule TO-I/A specifically doing so by referencing the applicable filing. Please supplementally confirm that the Schedule TO-I will be amended to specifically include any future filings that relate to any material information related to the offer.

As requested in the Staff’s comment, the Company confirms that it will amend the Schedule TO to specifically include any future filings that relate to any material information related to the Offer.

Song P. Brandon, Esq. Securities and Exchange Commission Division of Corporation Finance	Page 5

As requested, in connection with responding to the Comment Letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions or comments concerning this response to the Comment Letter or additional questions or comments regarding the foregoing, please do not hesitate to contact me at (408) 486-8116 or William L. Hughes of Fenwick & West LLP, our outside legal counsel, at (415) 875-2479.

Very truly yours,
NVIDIA Corporation

/s/ David M. Shannon
David M. Shannon Executive Vice President, General Counsel and Secretary

cc:	Scott P. Spector, Fenwick & West LLP

William L. Hughes, Fenwick & West LLP